Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2010 and 2009

Expressed in U.S. Dollars

(Unaudited - Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the nine months ended 31 March 2010 of Continental Energy Corporation (“CEC” or “the Company”) have been prepared by management and have not been reviewed by the Company’s auditors.

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited - Prepared by Management
Expressed in U.S. Dollars

ASSETS	31 March 2010	30 June 2009
Current
Cash	$151,770	$591,930
Receivables	3,197	936
Prepaid expenses and deposits	17,924	4,910
	172,891	597,776
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	23,694	37,931
	$196,587	$635,709

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10b)	$125,394	$69,738

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	13,522,066	13,419,653
Contributed Surplus - Statement 2 (Note 9)	7,131,871	6,699,165
Deficit - Statement 2	(20,582,744)	(19,552,847)
	71,193	565,971
	$196,587	$635,709

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"        , Director

"Robert V. Rudman"          , Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	Common Shares		Contributed Surplus	Deficit	Total
	Shares	Amount

Balance - 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	55,000
Treasury shares held (Note 9b)	-	(36,000)	-	-	(36,000)
Stock-based compensation	-	-	376,127	-	376,127
Loss for the year	-	-	-	(3,128,587)	(3,128,587)

Balance - 30 June 2009	69,747,381	13,419,653	6,699,165	(19,552,847)	565,971
Issuance of shares for:
Private placements	2,643,000	102,413	82,597	-	185,010
Financing fees - warrants	-	-	79,010	-	79,010
Stock-based compensation	-	-	271,099	-	271,099
Loss for the period - Statement 3	-	-	-	(1,029,897)	$(1,029,897)
Balance - 31 March 2010	72,390,381	$13,522,066	$7,131,871	$(20,582,744)	$71,193

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	For the Three Months Ended 31 March 2010	For the Three Months Ended 31 March 2009	For the Nine Months Ended 31 March 2010	For the Nine Months Ended 31 March 2009

Expenses
Amortization	$4,676	9,352	$14,237	$30,849
Consulting fees	26,500	4,500	74,000	9,750
Filing fees	-	4,508	8,996	18,179
Financing fees - warrants	14,800	-	14,800	-
Foreign exchange loss (gain)	559	5,385	4,426	4,410
Interest and bank charges	1,216	1,777	4,036	6,073
Investor relations	5,085	(395)	34,570	1,759
Management fees, salaries and wages (Note 10a)	95,266	258,858	276,756	685,906
Office expenses	19,794	12,830	72,221	91,750
Professional fees	20,726	57,325	98,919	163,940
Rent, office maintenance and utilities	14,837	10,279	36,652	39,071
Shareholder communication and transfer agent	-	-	1,733	3,033
Stock-based compensation	184,244	-	350,108	376,127
Telephone	1,540	-	1,540	1,787
Travel and accommodation	19,573	12,622	35,633	77,369

Loss Before the Undernoted	(408,816)	(377,041)	(1,028,627)	(1,510,003)

Other Income (Expenses)
Interest income	1	-	3	6,310
Loss on disposal or write-down of equipment	-	-	-	(8,993)
Loss on dissolution of Continental Biofuels	-	-	-	(82,811)
Write-off of accounts payable	-	(6,418)	-	(6,418)
Write-off of property acquisition costs	-	(1,253,427)	-	(1,253,427)
Write-off of resource property costs (Note 7)	(276)	(2,049)	(1,273)	(8,764)

Loss and Comprehensive Loss for the Period	$(409,091)	$(1,638,935)	$(1,029,897)	$(2,864,106)

Loss per Share - Basic and Diluted	$(0.01)	$(0.02)	$(0.01)	$(0.04)

Weighted Average Number of Shares Outstanding	70,416,481	69,131,077	70,065,699	68,969,206

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
Expressed in U.S. Dollars

Cash Resources Provided By (Used In)		For the Three Months Ended 31 March 2010		For the Three Months Ended 31 March 2009		For the Nine Months Ended 31 March 2010		For the Nine Months Ended 31 March 2009

Operating Activities
Loss for the period		$(409,091)		$(1,638,935)		$(1,029,897)		$(2,864,106)
Items not affecting cash
Amortization		4,676		9,352		14,237		30,849
Loss on disposal or write-down of equipment		-		-		-		8,993
Loss on dissolution of Continental Biofuels		-		-		-		82,811
Stock-based compensation		184,244		-		350,108		376,127
Write-off of property acquisition costs		-		1,253,427		-		1,253,427
Write-off of resource property costs		276		2,049		1,273		8,764
Changes in current assets and liabilities
Receivables		677		(621,033)		(2,261)		(619,849)
Prepaid expenses and deposits		6,399		53,921		(13,014)		113,638
Accounts payable and accrued liabilities		63,795		(33,059)		55,657		134,158

		(149,024)		(974,278)		(623,897)		(1,475,188)
Investing Activities
Deferred acquisition costs		-		581,034		-		(1,253,427)
Investment in Continental Biofuels		-		-		-		(82,810)
Resource property costs		(276)		(2,049)		(1,273)		(8,764)
Purchase of equipment, net of recovery		-		-		-		(766)

		(276)		578,985		(1,273)		(1,345,767)
Financing Activities
Share capital issued for cash, net		185,010		54,000		185,010		54,000

		185,010		54,000		185,010		54,000

Change in Cash		35,710		(341,293)		(440,160)		(2,766,955)

Cash position - Beginning of Period		116,060		642,494		591,930		3,068,156

Cash Position - Ending of Period		$151,770		$301,201		$151,770		$301,201

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.	Basis of Presentation and Consolidation

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2009. All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

b)	Consolidation

These interim consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

  TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

  Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia. CEPL is currently inactive.

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

All intercompany transactions are eliminated upon consolidation.

3	Change in Accounting Policy

Goodwill and Intangible Assets (Section 3064)

Effective July 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has no impact on the Company’s consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

4	New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The Company’s transition date of 1 July 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 June 2011. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

5.	Management of Financial Risk

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 31 March 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	Canadian Dollars $	31 March 2010 Singapore Dollars $	Indonesian Rupiah $
Cash and cash equivalents	813	7,534	503
Receivables	2,497	-	-
Accounts payable and accrued liabilities	(6,245)	-	-

Based on the above net exposures as at 31 March 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $288 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in an increase/decrease of $539 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $nil in the Company’s net earnings.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 31 March 2010, the Company had a cash balance of $151,770 (30 June 2009 - $591,930) to settle current liabilities of $125,395 (30 June 2009 - $69,738).

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

6.	Capital Management

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

7.	Resource Property Costs

Bengara-II Property

During the nine months ended 31 March 2010, the Company incurred $1,273 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 31 March 2010, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June 2009 Balance	Exploration & Development	Costs Reimbursed by Joint Venturers	Impairment/ Abandonment	31 March 2010 Balance
Bengara-II	$1	$1,273	$-	$(1,273)	$1

	30 June 2008 Balance	Exploration & Development	Costs Reimbursed by Joint Venturers	Impairment/ Abandonment	30 June 2009 Balance
Bengara-II	$1	$10,988	$-	$(10,988)	$1

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

All of the Company’s oil and gas interests are unproven.

8.	Equipment

Details are as follows:

	Costs	Accumulated Amortization	31 March 2010 Net Book Value
Automobiles	$35,040	$29,701	$5,339
Computer equipment and software	81,178	73,319	7,859
Field survey equipment	27,167	16,671	10,496
	$143,385	$119,691	$23,694

	Costs	Accumulated Amortization	30 June 2009 Net Book Value
Automobiles	$35,040	$26,493	$8,547
Computer equipment and software	81,178	58,095	23,083
Field survey equipment	27,167	20,866	6,301
	$143,385	$105,454	$37,931

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

9.	Share Capital

a)	Authorized Share Capital

During the period, the Company increased the number of authorized preferred shares having no par value but with special rights and restrictions attached from 100,000,000 to 500,000,000.

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 31 December 2009, there are no preferred shares issued or outstanding.

b)	Share Capital

2010

On 26 February 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,413 to the common shares and $82,597 to the share purchase warrants based on the relative fair values.

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director.

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director. The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery. These shares will be held in treasury until resold.

c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 9(e).

2010

On 11 January 2010, a total of 360,000 stock options were granted to officers of the Company having an exercise price of $0.07 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $10,523 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.03.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

On 11 January 2010, a total of 4,840,000 outstanding incentive stock options to directors and senior officers having various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

On 11 January 2010, a total of 3,250,000 outstanding incentive stock options to employees and consultants having various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

On 11 January 2010, a total of 800,000 outstanding incentive stock options to employees having various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2011.

On 11 January 2010, a total of 1,500,000 outstanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $94,712 which was charged to operations.

On 16 September 2009, a total of 1,000,000 stock options were granted to an officer of the Company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

On 2 December 2008, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

On 29 December 2008, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011. The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011. The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

	Number of Options	Weighted Average Exercise Price per Share

Options outstanding, 30 June 2008	11,250,000	$0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled and expired	(6,100,000)	0.35

Options outstanding, 30 June 2009	9,390,000	0.20
Options granted	1,360,000	0.13

Options outstanding, 31 March 2010	10,750,000	$0.07

During the period, all outstanding options were repriced to $0.07.

As at 31 March 2010, the following share purchase options were outstanding:

Options	Number of shares	Price per Share	Expiry date
	2,100,000	$0.07	31 December 2010
	400,000	$0.07	17 March 2011
	1,750,000	$0.07	25 May 2011
	500,000	$0.07	30 June 2011
	6,000,000	$0.07	31 December 2011

Total outstanding and exercisable	10,750,000

d)	Warrants

2010

On 26 February 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

On 11 January 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,010 which was charged to operations.

On 16 September 2009, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

On 16 September 2009, a total of 350,000 share purchase warrants were granted to an investor relations company having an exercise price of $0.09 per share and expiring on 16 September 2010. These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after January 1, 2010; April 1, 2010; July 1, 2010; and October 1, 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date. The Company has an unconditional right to terminate the agreement after six months in which case any vested warrants will remain unaffected and all unvested warrants will be cancelled. The Company calculated the fair value of these warrants to be $27,074 on the grant date. In the current period, $15,426 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

On 23 July 2009, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

2009

There were no new share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price per Share
Warrants outstanding, 30 June 2008 and 30 June 2009	13,990,000	$0.72
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	1.00

Warrants outstanding, 31 March 2010	17,968,000	$0.54

During the period, 4,975,000 warrants were repriced to $0.07.

Details of outstanding share purchase warrants as at 31 March 2010 are as follows:

Warrants	Number of Shares	Price per Share	Expiry Date
	10,000,000	$0.90	29 August 2010
	4,975,000	$0.07	31 December 2011
	350,000	$0.09	16 September 2012
	2,643,000	$0.10	26 February 2013

	17,968,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 9c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	31 March 2010	30 June 2009
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	108%	91% - 98%
Risk-free interest rate	0.37%	1.32% - 3.16%
Expected life of options (years)	1.00	2.96 - 3.00

The fair value of each warrant issued (Note 9d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	31 March 2010	30 June 2009
Expected dividend yield	0.00%	n/a
Expected stock price volatility	107%	n/a
Risk-free interest rate	0.35%	n/a
Expected life of warrants (years)	3.00	n/a

10.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)	During the nine month period ending 31 March 2010, management, director and officer fees in the amount of $157,500 (2009 - $233,500) were paid or accrued to directors and officers of the Company.
b)	As at 31 March 2010, $52,500 (30 June 2009 - $3,787) is payable to officers of the Company which is included in accounts payable and accrued liabilities on Statement 1.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

11.	Segmented Information

	North America	East Asia	Consolidated

Three months ended 31 March 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(366,966)	$(42,125)	$(409,091)

Nine months ended 31 March 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(876,144)	$(153,753)	$(1,029,897)

Three months ended 31 March 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,293,567)	$(345,368)	$(1,638,935)

Nine months ended 31 March 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,385,928)	$(478,178)	$(2,864,106)

As at 31 March 2010
Equipment	$-	$23,694	$23,694
Identifiable assets	$155,297	$41,290	$196,587

As at 30 June 2009
Equipment	$-	$37,931	$37,931
Identifiable assets	$467,623	$168,086	$635,709

MANAGEMENT S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended March 31, 2010 of the Fiscal Year Ending June 30, 2010

NATURE OF BUSINESS

Continental Energy Corporation ( Continental or the Company ) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of May 28, 2010.

FORWARD-LOOKING INFORMATION

This management discussion and analysis ( MD&A ) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words anticipate , believe , estimate , expect and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE PAST QUARTER

The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Bengara-II Seismic Progress Updated

In a press release dated January 14, 2010 the Company updated the public on the progress on seismic acquisition underway in its Bengara-II Block, East Kalimantan, Indonesia. Continental s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ( CGB2 ) has commenced field acquisition operations on a two phase seismic acquisition program in the Bengara-II Block. The surveys include acquisition of 120 square kilometers of full-fold, high resolution 3D seismic data and a reconnaissance 2D survey totaling 844 line kilometers. The surveys are located to define new exploratory drilling targets and guide appraisal well placement. The estimated cost of the combined 2D and 3D surveys was approved by Indonesian oil regulators in 2009 at a budget of US$ 28.3 Million. At year end 2009 estimates that approximately a third of the budget has been expended on site preparations, materials, and mobilization. Regulators have approved a carry-over of the estimated remaining program amount of US$ 18.0 Million into budget year 2010. Survey work, particularly line cutting and shot-hole drilling, have been delayed and continue to be hampered by surface damages compensation claims involved with many prawn farms located in certain portions of the survey areas. CGB2 estimates acquisition of the 3D portion of the survey to be completed in March 2010 and the 2D portion to be completed in May. CGB2 expects to submit a revised budget for 2010 drilling plans in the Bengara-II Block once interpretation of the new seismic and selection of drilling locations is complete.

Private Placement

In a press release dated March 8, 2010, the Company announced that it has completed a private placement totaling $185,000 with a group of private investors. The private placement took the form of 2,643,000 units at a price of US$0.07 per unit. Each unit consisted of one common share of the Company s stock and one warrant to purchase an additional common share at a price of US$0.10 for three years. The funds raised shall be used for general working capital purposes.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues A total of 2,643,000 new share purchase warrants were issued. The warrants have an exercise price of $0.10 each for a three year term expiring on February 25, 2013.

Expiry - No oustanding share purchase warrants expired.

Amendments Amendments were made to to the term of any outstanding share purchase warrants as follows:

  A total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements made in the Company and having various exercise prices between $0.15 to $0.40 and terms expiring between May 15, 2010 and September 16, 2012 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2011.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants On January 11, 2010 the Company granted 360,000 new incentive stock options having an exercise price of $0.07 each and valid until December 31, 2011.

Expiry - No outstanding incentive stock options expired.

Amendments - On January 11, 2010 the Company amended the terms of certain outstanding incentive stock options to bring them into line with the current market conditions as follows:

  A total of 4,840,000 oustanding incentive stock options to directors and senior officers having various exercise prices between $0.15 to $0.24 and terms expiring between December 31, 2010 and 2011 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2011.

  A total of 3,250,000 oustanding incentive stock options to employees and consultants having various exercise prices between $0.20 to $0.24 were amended to all have the same amended exercise price of $0.07 but no change to their original expiry dates between of December 31, 2010 and June 30, 2011.

  A total of 800,000 oustanding incentive stock options to employees having various exercise prices between $0.15 to $0.24 and terms expiring December 31, 2010 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2011.

  A total of 1,500,000 oustanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring December 31, 2011 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2010.

Shares Issues
During the Past Quarter, a total of 2,643,000 new shares were issued pursuant to a private placement.

SUBSEQUENT EVENTS

The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments No amendments were made to outstanding share purchase warrants.

Incentive Stock Options Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to outstanding incentive stock options.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 10,750,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 17,968,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Third Quarter Ended March 31, 2010
The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010.

Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
3rd Quarter 2010	Nil	(409,091)	(0.00)	(0.00)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)
3rd Quarter 2009	Nil	(1,638,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)

•	Current Working Capital Situation

As at March 31, 2010, the Company s interim consolidated financial statements reflect a working capital position of $47,497. This represents a decrease in the working capital of $480,541 compared to the June 30, 2009 working capital of $528,038. The main use of funds during the current period was the Company s general and administrative expenditures during the period. The cash balance at March 31, 2010 was $151,770 compared to $591,930 as at June 30, 2009, a decrease of $440,160.

The Company used $623,897 for operating activities during the nine months ended March 31, 2010 compared with $1,475,188 in the nine months ended March 31, 2009.

The cash resources used for investing activities during the nine months ended March 31, 2010 was $1,273 compared with $1,345,767 for the nine months ended March 31, 2009.

The cash resources provided by financing activities during the nine months ended March 31, 2010 was $185,010 compared with $54,000 in the nine months ended March 31, 2009.

•	Investments

The Company s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the prior period, the Company incurred property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,253,427 and costs relating to its investment in Continental Biofuels amounting to $82,810.

•	Finance

During the nine months ended March 31, 2010, a total of 2,643,000 new shares were issued pursuant to private placements for net proceeds to the Company of $185,010.

During the nine months ended March 31, 2009, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.

On March 31, 2010, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,750,000 shares at a price of $0.07 and expiring at varying dates between December 31, 2010 and December 31, 2011.

On March 31, 2010, the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.90 and expiring at varying dates between August 29, 2010 and February 26, 2013.

•	Operations

Overall, the Company had a loss from operations during the nine months ended March 31, 2010 of $1,029,897 compared to $2,864,106 in the nine months ended March 31, 2009. The Company had a loss per share of $0.01 in 2010 compared to a loss per share of $0.04 in 2009.

During the period, the Company generated $3 in interest income compared with $6,310 in the prior period. The decrease is due to lower cash balances on hand during the current period.

In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,253,427 and its investment in Continental Biofuels amounting to $82,811. The Company did not have any similar write off during the nine months ended March 31, 2010.

General and administrative expenses decreased by $481,376 from $1,510,003 to $1,028,627 for the nine months ended March 31, 2009 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $409,150 from $685,906 to $276,756 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $19,529 from $91,750 to $72,221 as the former CFO s Dallas office was closed during the prior year. Professional fees decreased by $65,021 from $163,940 to $98,919 partially due to not incurring the same amount of consulting fees for SOX 404 testing in the current period as well as the timing of corporate tax work done in the prior period. Travel and accommodation decreased by $41,736 from $77,369 to $35,633 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $350,108 for the nine months ended March 31, 2010 compared to $376,127 in the nine months ended March 31, 2009 for a decrease of $26,019. The current period expense relates to options and warrants granted to Robert Rudman, the Company s new CFO, the Company s President and COO, Andrew Erikkson, the Company s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. ( Agoracom ), Aspen Capital Partners LLC ( Aspen ) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $1,759 to $34,570. This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $74,000 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $14,800 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

ADDITIONAL DISCLOSURE

The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Expenditures made by the Company to related parties during the Past Quarter and balances receivable from related parties as at the end of the Past Quarter are as follows:

  During the period, management, director and officer fees in the amount of $157,500 (2009 - $233,500) were paid or accrued to directors and officers of the Company.

  As at March 31, 2010, $52,500 (30 June 2009 - $3,787) is payable to officers of the Company relating to outstanding management fees.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2009. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management s Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Change in Accounting Policies
Goodwill and Intangible Assets (Section 3064)
Effective July 1, 2009 the Company adopted CICA HB Section 3064, Goodwill and Intangible Assets , which replaces Section 3062, Goodwill and Intangible Assets, and CICA Section 3450, Research and Development Costs, and amendments to Accounting Guideline ( AcG ) 11, Enterprises in the Development Stage, and EIC-27, Revenues and Expenditures During the Pre-operating Period and CICA Section 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards ( IFRS ) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has no impact on the Company s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
International Financial Reporting Standards ( IFRS )
In 2006, the Canadian Accounting Standards Board ( AcSB ) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Business Combinations Section 1582
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ( CICA 1582 ), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest Sections 1601 and 1602
In January 2009, the CICA issued Handbook Section 1601, Consolidations ( CICA 1601 ), and Section 1602, Non-controlling Interests ( CICA 1602 ). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependant on management s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company s control.

In order to finance the Company s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company s track record and the experience and caliber of its management.

With working capital of $47,497 at the March 31, 2010, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. During the Past Quarter the Company retained the services of a financial advisor and an investment banker who are actively sourcing capital for the Company.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company s projects.

The Company s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Fair Value of Financial Instruments

Management of capital risk
The Company s objectives when managing capital are to safeguard the Company s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

Management of financial risk
The Company s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

Currency risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

		March 31, 2010
	Canadian	Singapore	Indonesian
	Dollars	Dollars	Rupiah
Cash and cash equivalents	813	7,534	503
Accounts receivable	2,497	-	-
Accounts payable and accrued liabilities	(6,245)	-	-

Based on the above net exposures as at March 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $288 in the Company s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $539 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $nil in the Company s net earnings.

Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company s cash is held by large Canadian and International financial institutions. The Company s GST and other receivables consist of general sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at March 31, 2010, the Company had a cash balance of $115,770 (June 30, 2009 -$591,930) to settle current liabilities of $125,394 (June 30, 2009 - $69,738).

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price risk
The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental s general and administrative expenses and resource property costs is provided in the Company s Interim Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Interim Consolidated Financial Statements for March 31, 2010.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions ( BCSC ) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the SEDAR website www.sedar.com which is the System for Electronic Document Archiving and Retrieval , employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission ( US-SEC ) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC s EDGAR database commencing with the Company s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2010 and 2009

Expressed in U.S. Dollars

(Unaudited - Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the nine months ended 31 March 2010 of Continental Energy Corporation (“CEC” or “the Company”) have been prepared by management and have not been reviewed by the Company’s auditors.

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited - Prepared by Management
Expressed in U.S. Dollars

ASSETS	31 March 2010	30 June 2009
Current
Cash	$151,770	$591,930
Receivables	3,197	936
Prepaid expenses and deposits	17,924	4,910
	172,891	597,776
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	23,694	37,931
	$196,587	$635,709

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10b)	$125,394	$69,738

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	13,522,066	13,419,653
Contributed Surplus - Statement 2 (Note 9)	7,131,871	6,699,165
Deficit - Statement 2	(20,582,744)	(19,552,847)
	71,193	565,971
	$196,587	$635,709

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"        , Director

"Robert V. Rudman"          , Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	Common Shares		Contributed Surplus	Deficit	Total
	Shares	Amount

Balance - 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	55,000
Treasury shares held (Note 9b)	-	(36,000)	-	-	(36,000)
Stock-based compensation	-	-	376,127	-	376,127
Loss for the year	-	-	-	(3,128,587)	(3,128,587)

Balance - 30 June 2009	69,747,381	13,419,653	6,699,165	(19,552,847)	565,971
Issuance of shares for:
Private placements	2,643,000	102,413	82,597	-	185,010
Financing fees - warrants	-	-	79,010	-	79,010
Stock-based compensation	-	-	271,099	-	271,099
Loss for the period - Statement 3	-	-	-	(1,029,897)	$(1,029,897)
Balance - 31 March 2010	72,390,381	$13,522,066	$7,131,871	$(20,582,744)	$71,193

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	For the Three Months Ended 31 March 2010	For the Three Months Ended 31 March 2009	For the Nine Months Ended 31 March 2010	For the Nine Months Ended 31 March 2009

Expenses
Amortization	$4,676	9,352	$14,237	$30,849
Consulting fees	26,500	4,500	74,000	9,750
Filing fees	-	4,508	8,996	18,179
Financing fees - warrants	14,800	-	14,800	-
Foreign exchange loss (gain)	559	5,385	4,426	4,410
Interest and bank charges	1,216	1,777	4,036	6,073
Investor relations	5,085	(395)	34,570	1,759
Management fees, salaries and wages (Note 10a)	95,266	258,858	276,756	685,906
Office expenses	19,794	12,830	72,221	91,750
Professional fees	20,726	57,325	98,919	163,940
Rent, office maintenance and utilities	14,837	10,279	36,652	39,071
Shareholder communication and transfer agent	-	-	1,733	3,033
Stock-based compensation	184,244	-	350,108	376,127
Telephone	1,540	-	1,540	1,787
Travel and accommodation	19,573	12,622	35,633	77,369

Loss Before the Undernoted	(408,816)	(377,041)	(1,028,627)	(1,510,003)

Other Income (Expenses)
Interest income	1	-	3	6,310
Loss on disposal or write-down of equipment	-	-	-	(8,993)
Loss on dissolution of Continental Biofuels	-	-	-	(82,811)
Write-off of accounts payable	-	(6,418)	-	(6,418)
Write-off of property acquisition costs	-	(1,253,427)	-	(1,253,427)
Write-off of resource property costs (Note 7)	(276)	(2,049)	(1,273)	(8,764)

Loss and Comprehensive Loss for the Period	$(409,091)	$(1,638,935)	$(1,029,897)	$(2,864,106)

Loss per Share - Basic and Diluted	$(0.01)	$(0.02)	$(0.01)	$(0.04)

Weighted Average Number of Shares Outstanding	70,416,481	69,131,077	70,065,699	68,969,206

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
Expressed in U.S. Dollars

Cash Resources Provided By (Used In)		For the Three Months Ended 31 March 2010		For the Three Months Ended 31 March 2009		For the Nine Months Ended 31 March 2010		For the Nine Months Ended 31 March 2009

Operating Activities
Loss for the period		$(409,091)		$(1,638,935)		$(1,029,897)		$(2,864,106)
Items not affecting cash
Amortization		4,676		9,352		14,237		30,849
Loss on disposal or write-down of equipment		-		-		-		8,993
Loss on dissolution of Continental Biofuels		-		-		-		82,811
Stock-based compensation		184,244		-		350,108		376,127
Write-off of property acquisition costs		-		1,253,427		-		1,253,427
Write-off of resource property costs		276		2,049		1,273		8,764
Changes in current assets and liabilities
Receivables		677		(621,033)		(2,261)		(619,849)
Prepaid expenses and deposits		6,399		53,921		(13,014)		113,638
Accounts payable and accrued liabilities		63,795		(33,059)		55,657		134,158

		(149,024)		(974,278)		(623,897)		(1,475,188)
Investing Activities
Deferred acquisition costs		-		581,034		-		(1,253,427)
Investment in Continental Biofuels		-		-		-		(82,810)
Resource property costs		(276)		(2,049)		(1,273)		(8,764)
Purchase of equipment, net of recovery		-		-		-		(766)

		(276)		578,985		(1,273)		(1,345,767)
Financing Activities
Share capital issued for cash, net		185,010		54,000		185,010		54,000

		185,010		54,000		185,010		54,000

Change in Cash		35,710		(341,293)		(440,160)		(2,766,955)

Cash position - Beginning of Period		116,060		642,494		591,930		3,068,156

Cash Position - Ending of Period		$151,770		$301,201		$151,770		$301,201

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.	Basis of Presentation and Consolidation

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2009. All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

b)	Consolidation

These interim consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

  TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

  Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia. CEPL is currently inactive.

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

All intercompany transactions are eliminated upon consolidation.

3	Change in Accounting Policy

Goodwill and Intangible Assets (Section 3064)

Effective July 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has no impact on the Company’s consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

4	New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The Company’s transition date of 1 July 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 June 2011. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

5.	Management of Financial Risk

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 31 March 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	Canadian Dollars $	31 March 2010 Singapore Dollars $	Indonesian Rupiah $
Cash and cash equivalents	813	7,534	503
Receivables	2,497	-	-
Accounts payable and accrued liabilities	(6,245)	-	-

Based on the above net exposures as at 31 March 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $288 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in an increase/decrease of $539 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $nil in the Company’s net earnings.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 31 March 2010, the Company had a cash balance of $151,770 (30 June 2009 - $591,930) to settle current liabilities of $125,395 (30 June 2009 - $69,738).

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

6.	Capital Management

Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

7.	Resource Property Costs

Bengara-II Property

During the nine months ended 31 March 2010, the Company incurred $1,273 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 31 March 2010, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June 2009 Balance	Exploration & Development	Costs Reimbursed by Joint Venturers	Impairment/ Abandonment	31 March 2010 Balance
Bengara-II	$1	$1,273	$-	$(1,273)	$1

	30 June 2008 Balance	Exploration & Development	Costs Reimbursed by Joint Venturers	Impairment/ Abandonment	30 June 2009 Balance
Bengara-II	$1	$10,988	$-	$(10,988)	$1

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

All of the Company’s oil and gas interests are unproven.

8.	Equipment

Details are as follows:

	Costs	Accumulated Amortization	31 March 2010 Net Book Value
Automobiles	$35,040	$29,701	$5,339
Computer equipment and software	81,178	73,319	7,859
Field survey equipment	27,167	16,671	10,496
	$143,385	$119,691	$23,694

	Costs	Accumulated Amortization	30 June 2009 Net Book Value
Automobiles	$35,040	$26,493	$8,547
Computer equipment and software	81,178	58,095	23,083
Field survey equipment	27,167	20,866	6,301
	$143,385	$105,454	$37,931

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

9.	Share Capital

a)	Authorized Share Capital

During the period, the Company increased the number of authorized preferred shares having no par value but with special rights and restrictions attached from 100,000,000 to 500,000,000.

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 31 December 2009, there are no preferred shares issued or outstanding.

b)	Share Capital

2010

On 26 February 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,413 to the common shares and $82,597 to the share purchase warrants based on the relative fair values.

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director.

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director. The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery. These shares will be held in treasury until resold.

c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 9(e).

2010

On 11 January 2010, a total of 360,000 stock options were granted to officers of the Company having an exercise price of $0.07 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $10,523 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.03.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

On 11 January 2010, a total of 4,840,000 outstanding incentive stock options to directors and senior officers having various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

On 11 January 2010, a total of 3,250,000 outstanding incentive stock options to employees and consultants having various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

On 11 January 2010, a total of 800,000 outstanding incentive stock options to employees having various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2011.

On 11 January 2010, a total of 1,500,000 outstanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $94,712 which was charged to operations.

On 16 September 2009, a total of 1,000,000 stock options were granted to an officer of the Company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

On 2 December 2008, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

On 29 December 2008, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011. The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011. The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

	Number of Options	Weighted Average Exercise Price per Share

Options outstanding, 30 June 2008	11,250,000	$0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled and expired	(6,100,000)	0.35

Options outstanding, 30 June 2009	9,390,000	0.20
Options granted	1,360,000	0.13

Options outstanding, 31 March 2010	10,750,000	$0.07

During the period, all outstanding options were repriced to $0.07.

As at 31 March 2010, the following share purchase options were outstanding:

Options	Number of shares	Price per Share	Expiry date
	2,100,000	$0.07	31 December 2010
	400,000	$0.07	17 March 2011
	1,750,000	$0.07	25 May 2011
	500,000	$0.07	30 June 2011
	6,000,000	$0.07	31 December 2011

Total outstanding and exercisable	10,750,000

d)	Warrants

2010

On 26 February 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

On 11 January 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,010 which was charged to operations.

On 16 September 2009, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

On 16 September 2009, a total of 350,000 share purchase warrants were granted to an investor relations company having an exercise price of $0.09 per share and expiring on 16 September 2010. These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after January 1, 2010; April 1, 2010; July 1, 2010; and October 1, 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date. The Company has an unconditional right to terminate the agreement after six months in which case any vested warrants will remain unaffected and all unvested warrants will be cancelled. The Company calculated the fair value of these warrants to be $27,074 on the grant date. In the current period, $15,426 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

On 23 July 2009, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

2009

There were no new share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price per Share
Warrants outstanding, 30 June 2008 and 30 June 2009	13,990,000	$0.72
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	1.00

Warrants outstanding, 31 March 2010	17,968,000	$0.54

During the period, 4,975,000 warrants were repriced to $0.07.

Details of outstanding share purchase warrants as at 31 March 2010 are as follows:

Warrants	Number of Shares	Price per Share	Expiry Date
	10,000,000	$0.90	29 August 2010
	4,975,000	$0.07	31 December 2011
	350,000	$0.09	16 September 2012
	2,643,000	$0.10	26 February 2013

	17,968,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 9c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	31 March 2010	30 June 2009
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	108%	91% - 98%
Risk-free interest rate	0.37%	1.32% - 3.16%
Expected life of options (years)	1.00	2.96 - 3.00

The fair value of each warrant issued (Note 9d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	31 March 2010	30 June 2009
Expected dividend yield	0.00%	n/a
Expected stock price volatility	107%	n/a
Risk-free interest rate	0.35%	n/a
Expected life of warrants (years)	3.00	n/a

10.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)	During the nine month period ending 31 March 2010, management, director and officer fees in the amount of $157,500 (2009 - $233,500) were paid or accrued to directors and officers of the Company.
b)	As at 31 March 2010, $52,500 (30 June 2009 - $3,787) is payable to officers of the Company which is included in accounts payable and accrued liabilities on Statement 1.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2010 and 2009
Unaudited - Prepared by Management
Expressed in U.S. Dollars

11.	Segmented Information

	North America	East Asia	Consolidated

Three months ended 31 March 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(366,966)	$(42,125)	$(409,091)

Nine months ended 31 March 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(876,144)	$(153,753)	$(1,029,897)

Three months ended 31 March 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,293,567)	$(345,368)	$(1,638,935)

Nine months ended 31 March 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,385,928)	$(478,178)	$(2,864,106)

As at 31 March 2010
Equipment	$-	$23,694	$23,694
Identifiable assets	$155,297	$41,290	$196,587

As at 30 June 2009
Equipment	$-	$37,931	$37,931
Identifiable assets	$467,623	$168,086	$635,709

MANAGEMENT S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended March 31, 2010 of the Fiscal Year Ending June 30, 2010

NATURE OF BUSINESS

Continental Energy Corporation ( Continental or the Company ) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of May 28, 2010.

FORWARD-LOOKING INFORMATION

This management discussion and analysis ( MD&A ) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words anticipate , believe , estimate , expect and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE PAST QUARTER

The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Bengara-II Seismic Progress Updated

In a press release dated January 14, 2010 the Company updated the public on the progress on seismic acquisition underway in its Bengara-II Block, East Kalimantan, Indonesia. Continental s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ( CGB2 ) has commenced field acquisition operations on a two phase seismic acquisition program in the Bengara-II Block. The surveys include acquisition of 120 square kilometers of full-fold, high resolution 3D seismic data and a reconnaissance 2D survey totaling 844 line kilometers. The surveys are located to define new exploratory drilling targets and guide appraisal well placement. The estimated cost of the combined 2D and 3D surveys was approved by Indonesian oil regulators in 2009 at a budget of US$ 28.3 Million. At year end 2009 estimates that approximately a third of the budget has been expended on site preparations, materials, and mobilization. Regulators have approved a carry-over of the estimated remaining program amount of US$ 18.0 Million into budget year 2010. Survey work, particularly line cutting and shot-hole drilling, have been delayed and continue to be hampered by surface damages compensation claims involved with many prawn farms located in certain portions of the survey areas. CGB2 estimates acquisition of the 3D portion of the survey to be completed in March 2010 and the 2D portion to be completed in May. CGB2 expects to submit a revised budget for 2010 drilling plans in the Bengara-II Block once interpretation of the new seismic and selection of drilling locations is complete.

Private Placement

In a press release dated March 8, 2010, the Company announced that it has completed a private placement totaling $185,000 with a group of private investors. The private placement took the form of 2,643,000 units at a price of US$0.07 per unit. Each unit consisted of one common share of the Company s stock and one warrant to purchase an additional common share at a price of US$0.10 for three years. The funds raised shall be used for general working capital purposes.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues A total of 2,643,000 new share purchase warrants were issued. The warrants have an exercise price of $0.10 each for a three year term expiring on February 25, 2013.

Expiry - No oustanding share purchase warrants expired.

Amendments Amendments were made to to the term of any outstanding share purchase warrants as follows:

  A total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements made in the Company and having various exercise prices between $0.15 to $0.40 and terms expiring between May 15, 2010 and September 16, 2012 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2011.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants On January 11, 2010 the Company granted 360,000 new incentive stock options having an exercise price of $0.07 each and valid until December 31, 2011.

Expiry - No outstanding incentive stock options expired.

Amendments - On January 11, 2010 the Company amended the terms of certain outstanding incentive stock options to bring them into line with the current market conditions as follows:

  A total of 4,840,000 oustanding incentive stock options to directors and senior officers having various exercise prices between $0.15 to $0.24 and terms expiring between December 31, 2010 and 2011 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2011.

  A total of 3,250,000 oustanding incentive stock options to employees and consultants having various exercise prices between $0.20 to $0.24 were amended to all have the same amended exercise price of $0.07 but no change to their original expiry dates between of December 31, 2010 and June 30, 2011.

  A total of 800,000 oustanding incentive stock options to employees having various exercise prices between $0.15 to $0.24 and terms expiring December 31, 2010 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2011.

  A total of 1,500,000 oustanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring December 31, 2011 were amended to all have the same amended exercise price of $0.07 and same expiry date of December 31, 2010.

Shares Issues
During the Past Quarter, a total of 2,643,000 new shares were issued pursuant to a private placement.

SUBSEQUENT EVENTS

The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments No amendments were made to outstanding share purchase warrants.

Incentive Stock Options Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to outstanding incentive stock options.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 10,750,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 17,968,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Third Quarter Ended March 31, 2010
The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010.

Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
3rd Quarter 2010	Nil	(409,091)	(0.00)	(0.00)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)
3rd Quarter 2009	Nil	(1,638,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)
4th Quarter 2008	Nil	(883,831)	(0.01)	(0.01)

•	Current Working Capital Situation

As at March 31, 2010, the Company s interim consolidated financial statements reflect a working capital position of $47,497. This represents a decrease in the working capital of $480,541 compared to the June 30, 2009 working capital of $528,038. The main use of funds during the current period was the Company s general and administrative expenditures during the period. The cash balance at March 31, 2010 was $151,770 compared to $591,930 as at June 30, 2009, a decrease of $440,160.

The Company used $623,897 for operating activities during the nine months ended March 31, 2010 compared with $1,475,188 in the nine months ended March 31, 2009.

The cash resources used for investing activities during the nine months ended March 31, 2010 was $1,273 compared with $1,345,767 for the nine months ended March 31, 2009.

The cash resources provided by financing activities during the nine months ended March 31, 2010 was $185,010 compared with $54,000 in the nine months ended March 31, 2009.

•	Investments

The Company s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the prior period, the Company incurred property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,253,427 and costs relating to its investment in Continental Biofuels amounting to $82,810.

•	Finance

During the nine months ended March 31, 2010, a total of 2,643,000 new shares were issued pursuant to private placements for net proceeds to the Company of $185,010.

During the nine months ended March 31, 2009, a total of 360,000 new shares were issued upon exercise of stock options for net proceeds to the Company of $54,000.

On March 31, 2010, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,750,000 shares at a price of $0.07 and expiring at varying dates between December 31, 2010 and December 31, 2011.

On March 31, 2010, the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.90 and expiring at varying dates between August 29, 2010 and February 26, 2013.

•	Operations

Overall, the Company had a loss from operations during the nine months ended March 31, 2010 of $1,029,897 compared to $2,864,106 in the nine months ended March 31, 2009. The Company had a loss per share of $0.01 in 2010 compared to a loss per share of $0.04 in 2009.

During the period, the Company generated $3 in interest income compared with $6,310 in the prior period. The decrease is due to lower cash balances on hand during the current period.

In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,253,427 and its investment in Continental Biofuels amounting to $82,811. The Company did not have any similar write off during the nine months ended March 31, 2010.

General and administrative expenses decreased by $481,376 from $1,510,003 to $1,028,627 for the nine months ended March 31, 2009 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $409,150 from $685,906 to $276,756 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $19,529 from $91,750 to $72,221 as the former CFO s Dallas office was closed during the prior year. Professional fees decreased by $65,021 from $163,940 to $98,919 partially due to not incurring the same amount of consulting fees for SOX 404 testing in the current period as well as the timing of corporate tax work done in the prior period. Travel and accommodation decreased by $41,736 from $77,369 to $35,633 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $350,108 for the nine months ended March 31, 2010 compared to $376,127 in the nine months ended March 31, 2009 for a decrease of $26,019. The current period expense relates to options and warrants granted to Robert Rudman, the Company s new CFO, the Company s President and COO, Andrew Erikkson, the Company s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. ( Agoracom ), Aspen Capital Partners LLC ( Aspen ) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $1,759 to $34,570. This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $74,000 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $14,800 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

ADDITIONAL DISCLOSURE

The Past Quarter ended March 31, 2010 marks the end of the Third Quarter and the first 9 months of the Company s annual fiscal year ending June 30, 2010.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Expenditures made by the Company to related parties during the Past Quarter and balances receivable from related parties as at the end of the Past Quarter are as follows:

  During the period, management, director and officer fees in the amount of $157,500 (2009 - $233,500) were paid or accrued to directors and officers of the Company.

  As at March 31, 2010, $52,500 (30 June 2009 - $3,787) is payable to officers of the Company relating to outstanding management fees.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2009. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management s Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties and the assumptions used in calculating the fair value of options.

Change in Accounting Policies
Goodwill and Intangible Assets (Section 3064)
Effective July 1, 2009 the Company adopted CICA HB Section 3064, Goodwill and Intangible Assets , which replaces Section 3062, Goodwill and Intangible Assets, and CICA Section 3450, Research and Development Costs, and amendments to Accounting Guideline ( AcG ) 11, Enterprises in the Development Stage, and EIC-27, Revenues and Expenditures During the Pre-operating Period and CICA Section 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards ( IFRS ) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has no impact on the Company s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
International Financial Reporting Standards ( IFRS )
In 2006, the Canadian Accounting Standards Board ( AcSB ) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Business Combinations Section 1582
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ( CICA 1582 ), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest Sections 1601 and 1602
In January 2009, the CICA issued Handbook Section 1601, Consolidations ( CICA 1601 ), and Section 1602, Non-controlling Interests ( CICA 1602 ). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependant on management s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company s control.

In order to finance the Company s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company s track record and the experience and caliber of its management.

With working capital of $47,497 at the March 31, 2010, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. During the Past Quarter the Company retained the services of a financial advisor and an investment banker who are actively sourcing capital for the Company.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company s projects.

The Company s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Fair Value of Financial Instruments

Management of capital risk
The Company s objectives when managing capital are to safeguard the Company s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

Management of financial risk
The Company s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

Currency risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

		March 31, 2010
	Canadian	Singapore	Indonesian
	Dollars	Dollars	Rupiah
Cash and cash equivalents	813	7,534	503
Accounts receivable	2,497	-	-
Accounts payable and accrued liabilities	(6,245)	-	-

Based on the above net exposures as at March 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $288 in the Company s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in a decrease/increase of $539 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $nil in the Company s net earnings.

Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company s cash is held by large Canadian and International financial institutions. The Company s GST and other receivables consist of general sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at March 31, 2010, the Company had a cash balance of $115,770 (June 30, 2009 -$591,930) to settle current liabilities of $125,394 (June 30, 2009 - $69,738).

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price risk
The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental s general and administrative expenses and resource property costs is provided in the Company s Interim Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Interim Consolidated Financial Statements for March 31, 2010.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions ( BCSC ) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the SEDAR website www.sedar.com which is the System for Electronic Document Archiving and Retrieval , employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission ( US-SEC ) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC s EDGAR database commencing with the Company s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 31, 2010

(signed) ”Richard L. McAdoo”
Name:	Richard L. McAdoo
Title:	Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 31, 2010

(signed) “Robert V. Rudman”
Name:	Robert V. Rudman
Title:	Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.